UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Array Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

04271T100

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04271T100

1	NAMES OF REPORTING PERSONS Electron Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,198,076
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,198,076

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,198,076
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 04271T100

1	NAMES OF REPORTING PERSONS Ran Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,198,076
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,198,076

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,198,076
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1(a).	Name of Issuer:

Array Technologies, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3901 Midway Place NE,

Albuquerque, New Mexico 87109

Item 2(a).	Names of Persons Filing:

The names of the persons filing this report (collectively, the “Reporting Persons”) are:

Electron Capital Partners, LLC (the “Adviser”)

Ran Zhou (“Mr. Zhou”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is:

10 East 53rd Street, 19th Floor

New York, NY 10022

Item 2(c).	Citizenship:

The Adviser is a Delaware limited liability company

Mr. Zhou is a Chinese citizen

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share (“Common Stock”)

Item 2(e).	CUSIP Number:

04271T100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G. The ownership percentages reported are based on 151,216,480 outstanding shares of Common Stock, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 7, 2023.

The Adviser serves as the investment manager to each of Electron Global Master Fund, L.P. (the “Global Fund”), Electron Infrastructure Master Fund L.P. (the “Infrastructure Fund”) and several managed accounts (the “Managed Accounts”). The Global Fund directly holds 3,599,448 shares of Common Stock. The Infrastructure Fund directly holds 2,922,814 shares of Common Stock. The Managed Accounts collectively directly hold 1,675,814 shares of Common Stock. The Adviser may be deemed to beneficially own such shares. Mr. Zhou is the managing member of the Adviser and may be deemed to beneficially own such shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

ELECTRON CAPITAL PARTNERS, LLC

By:	/s/ Aaron Keller
Name: Aaron Keller
Title: Authorized Signatory

/s/ Ran Zhou
RAN ZHOU